                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 22)*

                        Intek Diversified Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458134 10 3
                                 --------------
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                         Torrance, California 90502
                               (310) 366-7335
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 30, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.


--------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 458134 10 3                            13D                                      Page 2 of 15 Pages
            -----------
--------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Capital Limited
--------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) [ ]
                                                                                         (b) [ ]
--------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            WC; OO
--------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------------------------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  4,355,850
       NUMBER OF           ----------------------------------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING        ----------------------------------------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  4,355,850
                           ----------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      --
--------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,355,850
--------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [ ]
--------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.9%
--------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), on April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), on June 10, 1996 ("Amendment No. 16"), on June 27, 1996 ("Amendment No. 17"), on July 12, 1996 ("Amendment No. 18"), on September 30, 1996 ("Amendment No. 19"), on October 15, 1996 ("Amendment No. 20"), and on November 6, 1996 ("Amendment No. 21") on behalf of Simmonds Capital Limited ("SCL") is hereby amended and restated in full as follows:

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Intek Diversified Corporation, a Delaware corporation ("Intek"). The principal executive offices of Intek are located at 970 West 190th Street, Suite 20, Torrance, California 90502.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a) - (c) This statement is being filed by Simmonds Capital Limited, a Canadian corporation incorporated under the laws of Ontario ("SCL"), whose principal business is manufacturing and selling communications equipment and integrating systems in the global wireless communications market. The address of SCL's principal business and principal office is 5255 Yonge Street, Suite 1050, Willowdale, Ontario Canada M2N 6P4.

         The following are the executive officers and directors of SCL and certain information relating thereto:

                                                                                          Present Principal
Name                   Title                         Business Address                        Occupation
----                   -----                         -----------------                    -----------------
Robert Donaldson       Director                      Royal Bank Plaza, Suite 2600         Senior Partner (Lawyer)
                                                     South Tower                          Heinan Blaike
                                                     Toronto, Ontario Canada              Royal Bank Plaza, Suite 2600
                                                     M5J 2J4                              South Tower
                                                                                          Toronto, Ontario Canada
                                                                                          M5J 2J4

J. Harry Dunstan       Chief Technology              5255 Yonge Street, Suite 1050        Chief Technology Officer
                       Officer and Business          Willowdale, Ontario Canada           and Business Development of
                       Development; Director         M24 6P4                              SCL


Charles Gawlicki       Director                      8713 - 53rd Avenue                   President of SCL
                                                     Edmonton, Alberta Canada             Distributors (Western) Ltd,
                                                     T6E 5E9                              8713 - 53rd Avenue
                                                                                          Edmonton, Alberta Canada
                                                                                          T6E 5E9

Douglas F. Haslam      Director                      8 Falconer Drive, P.O. Box 610       Executive Vice-President
                                                     Streetsville, Ontario Canada         of Menu Foods Ltd,
                                                     L5M 2C1                              8 Falconer Drive
                                                                                          P.O. Box 610
                                                                                          Streetsville, Ontario Canada
                                                                                          L5M 2C1





                               Page 3 of 15 Pages

Patrick Lavelle        Director                      150 King Street West, Suite 1112     Chairman of the Board of
                                                     Toronto, Ontario, Canada             Business Development Bank of
                                                     M5H 1J9                              Canada
                                                                                          150 King Street West, Suite 1112
                                                                                          Toronto, Ontario, Canada
                                                                                          M5H 1J9

Mark Longden           Director                      Plaza S35, Kings Road                Partner & Director
                                                     London, England                      Octagon Analytics
                                                     SW10 0SZ                             Plaza S35, Kings Road
                                                                                          London, England
                                                                                          SW10 0SZ

Michael G. Smith       Chief Financial Officer       5255 Yonge Street, Suite 1050        Chief Financial Officer of
                                                     Willowdale, Ontario Canada           SCL
                                                     M2N 6P4

David C. O'Kell        Executive                     5255 Yonge Street, Suite 1050        Executive
                       Vice President and            Willowdale, Ontario Canada           Vice-President and
                       Secretary; Director           M2N 6P4                              Secretary of SCL

John G. Simmonds       Chairman of the Board,        5255 Yonge Street, Suite 1050        Chairman of the Board,
                       President and Chief           Willowdale, Ontario Canada           President and Chief
                       Executive Officer             M2N 6P4                              Executive Officer of SCL

         (d) During the last five years, neither SCL nor any of the directors or executive officers of SCL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither SCL nor any of the directors or executive officers of SCL has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except Mark Longden, who is a citizen of the United Kingdom, all of the executive officers and directors of SCL are citizens of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         SCL acquired 6,389,183 shares of Common Stock and options to purchase 1,800,000 shares of Common Stock as described below. After the exercise of a portion of the options to purchase 1,333,333 shares of Common Stock as described in subparagraph (g) of this Item 13D, and the disposition of 2,500,000 shares of Common Stock as described in Item 5 subparagraphs (c), (h),
(i), (j), (k), (m), (n), (o), (q), (r) and (s) of this Schedule 13D, SCL is the beneficial owner of 4,355,850 shares of Common Stock (inclusive of 466,667 unexercised options). SCL acquired shares of Common Stock as follows:

         (a) Purchase of 220,500 shares of Common Stock in market transactions effected between February 8, 1994 and February 28, 1994 for cash, from SCL's working capital, for an aggregate purchase price of $393,488.20.

         (b) Purchase of 21,500 shares of Common Stock in market transactions in the first week of March, 1994, for an aggregate purchase price of $51,095.

         (c) Purchase of 15,000 shares of Common Stock in market transactions between June 7, 1994 and June 20, 1994 for cash, from SCL's working capital, for an aggregate purchase price of $74,020.

         (d) Acquisition of 2,400,000 Common Shares pursuant to terms of the Merger (See Item 4 -"THE MERGER")





                               Page 4 of 15 Pages

         (e) Between March 24, 1995 and March 30, 1995, purchases of 8,850 shares of Common Stock on the open market for cash, from SCL's working capital, for an aggregate purchase price of $37,613.

         (f) Between March 24, 1995 and March 30, 1995, purchases of 45,000 shares of Common Stock at $4.25 per share from certain of the persons listed in Item 2 above (all as more fully described in Item 5 subpart (g) below), for cash from working capital and the additional consideration of options for the seller thereof to reacquire shares of the Common Stock at $4.25 per share.

         (g) On June 16, 1995, SCL entered into an option agreement (the "SCL Option Agreement") (a copy of which is attached hereto as EXHIBIT A) with Roamer One Holdings, Inc., pursuant to which SCL paid (out of SCL's working capital) Roamer One Holdings, Inc. One Million Eight Hundred Thousand Dollars ($1,800,000) to acquire five (5) year options to purchase up to One Million Eight Hundred Thousand (1,800,000) shares of Common Stock for $1.50 per share. On March 1, 1996, April 8, 1996, April 29, 1996, May 24, 1996, July 2, 1996, August 30, 1996, October 1,
                 1996, October 31, 1996 and November 30, 1996 SCL exercised 200,000, 50,000, 150,000, 200,000, 200,000, 200,000, 66,667,
                 133,333 and 133,333, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings.

         (h) As of March 7, 1996, SCL, Intek and Securicor Group plc ("Securicor") of Surrey, England executed a letter of intent (the "March 7, 1996 Letter of Intent;" a copy of which is attached hereto as EXHIBIT B and incorporated herein) pursuant to which they proposed combining certain of their wireless communication businesses and related technologies (the "Wireless Communications Merger"). The transactions contemplated in the March 7, 1996 Letter of Intent were closed on September 19, 1996 and December 3, 1996 pursuant to the terms of the Sale of Assets and Trademark License Agreement dated June 18, 1996 among Intek, SCL and Midland as amended by the Amended and Restated Sale of Assets and Trademark Agreement (the "Amended Agreement") (copies of which are attached hereto as EXHIBITS Z and CC, respectively, and are incorporated herein in their entirety). SCL acquired 150,000 shares of Common Stock at the September 19, 1996 closing of the Midland Acquisition and 2,195,000 shares of Common Stock at the December 3, 1996 closing of the Securicor Transaction as described in Item 4 - "WIRELESS COMMUNICATION'S MERGER" of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

        FEBRUARY 1994 PURCHASES. SCL acquired 220,500 shares of Common Stock for investment purposes in market transactions effected between February 8, 1994 and February 28, 1994. At that time it was contemplated that most of these shares would be sold to certain executive officers of (i) SCL, (ii) Midland International Corp., a Delaware corporation ("Midland") and a wholly-owned subsidiary of SCL, Inc., a Delaware corporation and a wholly-owned subsidiary of SCL and (iii) Roamer One, Inc., a Delaware corporation ("Roamer"). It was also contemplated that a portion of such shares would be sold to an individual employed by Hill & Company, a Canadian firm of chartered accountants, which is an independent contractor of SCL. SCL has subsequently disposed of 110,000 shares of the Common Stock in accordance with SCL's stated intent. (See Item 5(c) below.) In connection with any disposition by SCL of a portion of the 220,500 shares, SCL has not entered and does not intend to enter into any agreement with respect thereto, including, without limitation, any agreements relating to the voting or disposition of such shares.

         THE MERGER. Prior to SCL's aforementioned purchase of 220,500 shares, on February 3, 1993, SCL, Roamer and Intek executed a non- binding letter of intent (the "Letter of Intent"), a copy of which is attached hereto as EXHIBIT D, setting forth the principal terms by which Intek would acquire the specialized mobile radio carrier business of a joint venture ("Simrom") between SCL and Roamer in exchange for 6 million shares of Common Stock. A copy of the Press Release of SCL, Roamer and Intek, dated February 7, 1994, with respect to the Letter of Intent is attached hereto as EXHIBIT E. Subsequent to execution of the Letter of Intent, the parties entered into the Amendment to Letter of Intent dated March 29, 1994 (a copy of which is attached hereto as EXHIBIT F) and extended the expiration of the Letter of Intent from March 30, 1994 to April 20, 1994. The Letter of Intent provides that upon consummation of the transaction, SCL would receive 2.4 million shares of Common Stock and Roamer would receive 3.6 million shares of Common Stock.

         To consummate the transactions contemplated in the Letter of Intent, Simrom, Intek and Romnet, Inc., a Delaware corporation and a newly formed wholly owned subsidiary of Intek, entered into a merger agreement (the "Merger Agreement"),





                               Page 5 of 15 Pages
dated April 20, 1994, a copy of which is attached hereto as EXHIBIT G.
Pursuant to the Merger Agreement, Simrom merged into Romnet, with Romnet as the surviving corporation (the "Merger") and at the Effective Time (as defined in the Merger Agreement), each of the then issued and outstanding shares of common stock, without par value, of Simrom (consisting of 10,000 shares) converted into the right to receive, subject to certain possible subsequent adjustments, 600 shares of the Common Stock. Immediately prior to the Merger, sixty percent of the total outstanding voting stock of Simrom was held by Roamer and the remaining forty percent was held by SCL. As a result of the Merger, (i) Simrom's business is conducted by Romnet as a wholly owned subsidiary of Intek,
(ii) effective ultimate control of Intek was transferred to Roamer and SCL and
(iii) the business of Intek will be fundamentally redirected.

         On September 23, 1994, the Merger was consummated. Following the Merger, and pursuant to the terms of the Merger Agreement, two of the three elected Directors of Intek resigned, and three persons nominated by SCL, and three persons nominated by Roamer and one person jointly nominated by SCL and Roamer were elected to the Board of Directors of Intek.

         WIRELESS COMMUNICATIONS MERGER. On June 18, 1996, pursuant to the March 7, 1996 Letter of Intent, SCL, Midland International Corporation ("Midland"), a Delaware corporation and wholly owned indirect subsidiary of SCL through which SCL operated, among other business, its U.S. wireless communication's business, and Intek entered into a Sale of Assets and Trademark License Agreement pursuant to which Intek agreed to acquire from Midland Midland's U.S. LMR Distribution Business (the "Midland Acquisition") and an exclusive license to sell and distribute LMR Products under Midland's trademark in the United States, its territories and possessions, in exchange for the issuance of 2,500,000 shares of Common Stock to Midland. On September 19, 1996, SCL, Midland and Intek entered into the Amended Agreement. Pursuant to the terms of the Amended Agreement, Intek and Midland closed the Midland Acquisition on September 19, 1996 (the "Initial Closing"), but effective as of August 1, 1996, Intek purchased certain United States registered trademarks (the "U.S. Trademarks") used by Midland in the U.S. LMR Distribution Business (rather than merely obtaining a license for the use of Midland's trademarks as provided in the Sale of Assets and Trademark License Agreement), and Intek licensed back to Midland the rights to use the U.S. Trademarks in the United States except in the sale of LMR Products in the professional and commercial market (see the "License Agreement" attached as EXHIBIT F to the Amended Agreement"). In consideration for the foregoing, Midland received 150,000 shares of Common Stock, and $3,117,246 in cash and other consideration (as described in Section 2.1 of the Amended Agreement).

         Pursuant to the terms of the Amended Agreement, Midland received an additional 2,195,000 shares of Common Stock at the December 3, 1996 closing of the transactions contemplated in the Stock Purchase Agreement, as amended, between Intek and Securicor Communications Limited are consummated (the "Securicor Transaction"). Pursuant to the terms of the Amended Agreement and the Escrow Agreement (the "Escrow Agreement") dated September 19, 1996 among SCL, Intek and the American Stock Transfer & Trust Company, as Escrow Agent (a copy of the Escrow Agreement is attached hereto as EXHIBIT B to the Amended Agreement and is hereby incorporated herein in its entirety), 500,000 of the shares of Common Stock received by Midland at the December 3, closing remain in escrow with the Escrow Agent to provide security to Intek that the benefits of the supply agreement between Midland and Hitachi Denshi Ltd. are provided to Intek until May 31, 1997 (the "Hitachi Denshi Supply Agreement"). If Net Operating Losses incurred by Intek in operating the U.S. LMR Distribution Business from August 1, 1996 through the December 3, 1996 (the "Interim Period") are less than $833,125, Midland will receive additional consideration for its sale of the U.S. LMR Distribution to Intek in an amount equal to the difference between $833,125 and actual Net Operating Losses for the Interim Period. Such additional consideration will be paid in shares of Common Stock at the rate of 1 share for each $5.375 of additional consideration.

         In connection with the closing of the transactions contemplated in the Amended Agreement, and as provided therein, Intek entered into a Product Purchasing Services Agreement with Midland and a Computer Services Agreement with SCL (attached hereto as EXHIBITS A and D, respectively, to the Amended Agreement, and hereby incorporated herein in their entirety).

         A copy of the joint press release issued by Intek, SCL and Securicor Communications Limited on June 18, 1996 announcing execution of definitive documents in connection with the Wireless Communications Merger is attached hereto as EXHIBIT AA and incorporated herein in its entirety.

         The terms "U.S. LMR Distribution Business," "LMR Products," and "Net Operating Losses" are defined in Section 1 of the Amended Agreement and are subject to certain qualifications as specified therein.





                               Page 6 of 15 Pages

         Concurrently with entering into the March 7, 1996 Letter of Intent, SCL and Intek terminated the Purchase Agreement dated June 30, 1995 (a copy of which is attached hereto as EXHIBIT H and incorporated herein in its entirety), as subsequently amended, pursuant to which SCL had previously agreed to sell Intek SCL's commercial wireless and communications business, consisting of the distribution of two-way radio communication products for use in commercial, industrial and governmental markets and the design, construction and project management of two-way radio networks, for aggregate consideration of 15,000,000 shares of Common Stock and the assumption of certain liabilities and obligations of the SCL.

         OTHER PURCHASES. During 1994, SCL acquired an additional 36,500 shares of Common Stock through open market transactions as follows:

         During the first week of March, 1994, SCL acquired an additional 21,500 shares of Common Stock;

         Between June 7, 1994 and June 10, 1994, SCL acquired an additional 10,000 shares of Common Stock; and

         Between June 14, 1994 and June 20, 1994, SCL acquired an additional 5,000 shares of Common Stock.

         Between March 24 and March 30, 1995, SCL purchased 8,850 shares of Common Stock at an average price of $4.25 per share on the open market and an additional 45,000 shares of Common Stock at $4.25 per share from persons listed in Item 2 as follows:

              PERSON                                   NUMBER OF SHARES
              ------                                   ----------------

              John Simmonds                            16,150

              Harry Dunstan                             5,000

              David O'Kell                              8,850

              Michael W. St. Eve                        5,000

         In connection with SCL's purchase of the 45,000 shares of Common Stock, SCL has agreed under the Employee Option Agreement dated as of April 7, 1995, (the "Employee Option Agreement")(a copy of which is attached hereto as EXHIBIT I) to permit each person from whom Intek shares were purchased to repurchase the same number of such shares at $4.25 per share until March 31, 1997, subject to SCL's right to cancel these options on 90 days written notice.

         On June 16, 1995, SCL entered into the SCL Option Agreement and paid Roamer One Holdings, Inc. One Million Eight Hundred Thousand Dollars ($1,800,000) for five (5) year options to purchase up to One Million Eight Hundred Thousand (1,800,000) shares of Common Stock for $1.50 per share. In connection with the SCL Option Agreement, as of June 16, 1995, Roamer One Holdings, Inc. and SCL also entered into a pledge agreement (the "SCL/Roamer One Holdings Pledge Agreement") (a copy of which is attached hereto as EXHIBIT
J) pursuant to which Roamer One Holdings, Inc. pledged One Million Eight Hundred Thousand (1,800,000) shares of Common Stock to SCL in support of Roamer One Holdings, Inc.'s obligations under the SCL Option Agreement. On March 1, 1996, April 8, 1996, April 29, 1996, May 24, 1996, July 2, 1996, August 30,
1996, October 1, 1996, October 31, 1996, and November 30, 1996 SCL exercised 200,000, 50,000, 150,000, 200,000, 200,000, 200,000, 66,667, 133,333 and
133,333, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings. SCL expects to exercise the remaining 466,667 options on or before December 31, 1996.

         Except as described in this Schedule 13D, SCL does not have any present plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of Intek or the disposition of securities of Intek; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Intek or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of Intek or any of its subsidiaries; (d) any change in the present Board of Directors or management of Intek, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of Intek; (f) any other material change in Intek's business or corporate structure; (g) changes in Intek's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of Intek by any person; (h) causing a class of common stock of Intek to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Intek becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.





                               Page 7 of 15 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         The 6,389,183 shares of Common Stock were acquired by SCL through purchases and dispositions of shares of Common Stock as follows:

         (a) In February, 1994, SCL acquired 220,500 shares totalling 7.83% of the then outstanding Common Stock based on the 2,816,499 shares of Common Stock then outstanding as reported by Intek in its Form 10-K of the year ended December 31, 1993.

         (b) In the first week of March, 1994, SCL acquired an additional 21,500 shares, bringing its total shares of Common Stock to 242,000 or 8.59% of the then outstanding shares of Common Stock.

         (c) In transactions effected between March 22, 1994 and March 29, 1994, SCL disposed of 110,000 shares of Common Stock through sales to (i) certain executive officers of SCL and Midland International Corp., (ii) Roamer, and (iii) an individual employed by Hill and Company. These dispositions reduced SCL's percentage ownership of the Common Stock to 132,000 shares of Common Stock or 4.69% of the then outstanding shares of Common Stock as of March 29, 1994.

         (d) Between June 7, 1994 and June 10, 1994, SCL acquired 10,000 shares of Common Stock, increasing its holding to 142,000, constituting 5.04% of the 2,816,499 shares of Common Stock then outstanding as reported by Intek in its Form 10-Q for the quarter ended March 31, 1994.

         (e) Between June 14, 1994 and June 20, 1994, SCL acquired an additional 5,000 shares of Common Stock, bringing its total holdings to 147,000 shares of Common Stock or 5.22% of the then outstanding shares of Common Stock.

         (f) On September 23, 1994, SCL acquired 2,400,000 additional shares of Common Stock in the Merger, bringing SCL's total holdings to 2,547,000 shares of Common Stock or 28.9% of the then outstanding shares of Common Stock.

         (g) Between March 24, and March 30, 1995, SCL acquired 43,850 shares of Common Stock on the Open Market and from persons listed in Item 2 as follows and an additional 10,000 Shares from Peter Heinke, then an officer of SCL:

                    PERSON                                NUMBER OF SHARES
                    ------                                ----------------

                    John Simmonds                          16,150

                    Harry Dunstan                           5,000

                    David O'Kell                            8,850

                    Michael W. St. Eve                      5,000

                    Open market                             8,850

                 This acquisition brought SCL's total holdings of shares of Common Stock to 2,600,850 or 28.9% of the then outstanding shares of Common Stock.

         (h) On April 24, 1995, Extra Clearing B.V. exercised a portion of the options granted to it by SCL to acquire 35,000 shares of Common Stock.

         (i) On May 1, 1995, Choi & Choi HK Limited exercised the options granted to it by SCL and a portion of 600,000 additional options which have been assigned to it by Mr. Murray Sinclair to acquire 400,000 shares of Common Stock, reducing SCL's total holdings to 2,165,850 shares of Common Stock (24.3% of the then total outstanding shares of Common Stock).





                               Page 8 of 15 Pages

         (j) On May 17, 1995, Extra Clearing B.V. exercised a portion of the options granted to it by SCL to acquire 200,000 shares of Common Stock reducing SCL's total holdings to 1,965,850 shares of Common Stock (21.9 % of the then total outstanding shares of Common Stock).

         (k) On June 1, 1995, Extra Clearing B.V. exercised a portion of the options granted to it by SCL to acquire 107,000 shares of Common Stock reducing SCL's total holdings to 1,858,850 shares of Common Stock (20.9% of the then total outstanding shares of Common Stock).

         (l) On June 16, 1995, SCL acquired, pursuant to the terms of the SCL Option Agreement and at a purchase price of One Million Eight Hundred Thousand Dollars ($1,800,000), options to acquire 1,800,000 shares of Common Stock from Roamer One Holdings, Inc., exercisable for a period of five (5) years at an exercise price of $1.50 per share of Common Stock. On March 1, 1996, April 8, 1996, April 29, 1996, May 24, 1996,
                 July 2, 1996, August 30, 1996, October 1, 1996, October 31,
                 1996, and November 30, 1996, SCL exercised 200,000, 50,000,
                 150,000, 200,000, 200,000, 200,000, 66,667, 133,333 and
                 133,333, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings.

         (m) On June 20, 1995, Extra Clearing, B.V. exercised a portion of the options granted to it by SCL to acquire 58,000 shares of Common Stock.

         (n) On July 31, 1995, Extra Clearing B.V. exercised an additional portion of such options to acquire 490,000 shares of Common Stock.

         (o) On July 17, 1995, Bradley Ltd. exercised the options granted to it by SCL to acquire 100,000 shares of Common Stock.

         (p) Pursuant to the terms of the Amended Agreement, SCL acquired 150,000 shares of Common Stock at the September 19, 1996 closing of the Midland Acquisition and 2,195,000 shares of Common Stock at the December 3, 1996 closing of the Securicor Transaction. In addition, if Net Operating Losses incurred by Intek in operating the U.S. LMR Distribution Business from August 1, 1996 through the Interim Period are less than $833,125, Midland will receive additional consideration for its sale of the U.S. LMR Distribution to Intek in an amount equal to the difference between $833,125 and actual Net Operating Losses for the Interim Period. Such additional consideration will be paid in shares of Common Stock at the rate of 1 share for each $5.375 of additional consideration. Reference is made to Item 4 -- "WIRELESS COMMUNICATION'S MERGER."

         (q) On June 20, 1996, Murray Sinclair exercised the remaining options granted to him by SCL to acquire 200,000 shares of Common Stock.

         (r) On June 26, 1996, CHOI & CHOI HK Limited exercised the remaining options granted by SCL to Murray Sinclair and subsequently assigned to CHOI & CHOI HK Limited to acquire 400,000 shares of Common Stock.

         (s) On December 6, 1996, SCL sold 400,000 shares of Common Stock in open market transactions at a price of $5.125 per share.

         Of the persons listed in Item 2, the following beneficially own shares of Common Stock in the amounts indicated:

Person                Number of Shares            Sole/Shared Voting Power
------                ----------------            ------------------------

John Simmonds             1,350 (1)                         sole

         (1) Includes 1,000 shares gifted by Mr. Simmonds to a family member.






                               Page 9 of 15 Pages

         Of the persons listed in Item 2, the following beneficially have acquired options to purchase from SCL the number of shares of Common Stock indicated opposite their name below at an exercise price of $4.25 per share:

        Person                                       Number of Shares
        ------                                       ----------------
        John Simmonds                                     16,150

        Harry Dunstan                                      5,000

        David C. O'Kell                                    8,850

        Michael W. St. Eve                                 5,000

         SCL has sole voting and investment power and the right to receive or direct the receipt of all dividends from or the proceeds of the sale of all of the shares of Common Stock owned by SCL.

         Of the persons listed in Item 2, the following beneficially have acquired options to purchase from Intek, pursuant to certain of Intek's 1994 Directors' Stock Option Plan or Intek's 1994 Stock Option Plan the number of shares of Common Stock indicated opposite their name below at an exercise price per share equal to the set forth below:

             Person                 Number of Shares    Exercise Price per Share
             ------                 ----------------    ------------------------
             John Simmonds             40,000(1)                  $3.75

             Harry Dunstan             40,000(2)                  $3.75

             David C. O'Kell           40,000(2)                  $3.75

             (1)     Incentive Stock Options granted pursuant to
                     Intek 1994 Stock Option Plan
             (2) Non-qualified stock options granted pursuant to Intek 1994 Stock Option Plan


         Except as described in this Schedule 13D, (i) neither SCL nor, to the best of SCL's knowledge, any person identified in Item 2 hereto beneficially owns any shares of the Common Stock, and (ii) no transactions in such shares have been effected during the past 60 days by SCL or, to the best of SCL's knowledge, any person identified in Item 2 hereto.

         As of December 6, 1996, SCL beneficially owned 4,355,850 shares of Common Stock, subject to various contracts and arrangements. See Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Intek, Roamer, SCL, Vincent Paul and Harold Davis, have entered into a Registration Rights Agreement (the "Registration Rights Agreement") to provide the holders with certain demand and "piggy-back" registration rights with respect to each share of Intek's Common Stock to be received pursuant to the Merger as Common Stock Consideration. The Registration Rights Agreement provides for eligible holders to make up to two written demands that Intek effect a registration under the Securities Act of 1933, as amended (the "Securities Act"), of a specified number of shares of Intek's Common Stock.
The parties to the Registration Rights Agreement terminated such Agreement on December 3, 1996 in connection with the December 3, 1996 closing of the Securicor Transaction.

         On September 30, 1994, SCL entered into Memoranda of Understanding (the "Memoranda of Understanding") (a copy of which is attached hereto as EXHIBIT K) with Murray Sinclair and Choi & Choi HK Limited, pursuant to which Mr. Sinclair and Choi & Choi HK Limited paid SCL Eight Hundred Thousand Dollars ($800,000) and Two Hundred Thousand Dollars ($200,000), respectively, for five
(5) year options to purchase up to eight hundred thousand (800,000) and two hundred thousand (200,000) shares, respectively, of Intek Common Stock for $1.50 per share. The options may be exercised partially or in whole at any time, subject to any applicable regulatory or tax restrictions.

         As of March 31, 1995, SCL entered into an option agreement (the "EC Option Agreement") (a copy of which is attached hereto as EXHIBIT L) with Extra Clearing B.V., a corporation incorporated under the laws of the Netherlands ("EC"),





                              Page 10 of 15 Pages
pursuant to which EC paid SCL Eight Hundred Ninety Thousand Dollars ($890,000) for five (5) year options to purchase up to eight hundred ninety thousand (890,000) shares of Intek Common Stock for $1.50 per share. EC exercised all of the options as described in Subparagraphs (h), (j), (k), (m) and (n) of Item 5 of this Schedule 13D.

        In connection with the EC Option Agreement, as of March 31, 1995 SCL and the EC also entered into a pledge agreement (the "EC Pledge Agreement") (a copy of which is attached hereto as EXHIBIT M), pursuant to which SCL pledged eight hundred ninety thousand (890,000) shares of Intek Common Stock to EC in support of its obligations under the EC Option Agreement.

         As of June 16, 1995, SCL entered into the SCL Option Agreement with Roamer One Holdings, Inc., pursuant to which SCL paid Roamer One Holdings, Inc. One Million Eight Hundred Thousand Dollars ($1,800,000) for five (5) year options to purchase up to One Million Eight Hundred Thousand (1,800,000) shares of Common Stock for $1.50 per share. In connection with the SCL Option Agreement, as of June 16, 1995, Roamer One Holdings, Inc. and SCL also entered into the SCL/Roamer One Holdings Pledge Agreement pursuant to which Roamer One Holdings, Inc. pledged One Million Eight Hundred Thousand (1,800,000) shares of Common Stock to SCL in support of Roamer One Holdings, Inc.'s obligations under the SCL Option Agreement. On March 1, 1996, April 8, 1996, April 29, 1996, May 24, 1996, July 2, 1996, August 30, 1996, October 1, 1996, October 31, 1996 and
November 30, 1996, SCL exercised its rights under the foregoing options to acquire 200,000, 50,000, 150,000, 200,000, 200,000, 200,000, 66,667, 133,333
and 133,333 shares, respectively, of Common Stock from Roamer One Holdings.

         See discussion regarding the Letter of Intent and the Employee Option Agreement in Item 4 above.

         As of May 25, 1995, SCL entered into an option agreement (the "Bradley Option Agreement") (a copy of which is attached hereto as EXHIBIT N) with Bradley Ltd. of Hamilton, Bermuda, pursuant to which Optionee paid SCL One Hundred Thousand Dollars ($100,000) for options, exercisable through September 30, 1999, to purchase up to one hundred thousand (100,000) shares of Intek Common Stock for $1.50 per share, subject to any applicable regulatory or tax restrictions.

         As of June 30, 1995, SCL agreed, subject to obtaining approval of the shareholders of Intek to an increase in the authorized capital stock of Intek and the satisfaction of certain other conditions, to acquire from the Company, and the Company agreed to sell to SCL 15,000,000 shares of Common Stock in consideration for the transfer to the Company of the assets and liabilities of SCL and certain of SCL's affiliates which constitute the SCL Commercial Wireless Communications Business and the assumption and satisfaction of the liabilities and obligations of the SCL Commercial Wireless Communications Business. This Agreement was subsequently terminated on March 8, 1996, when SCL, Intek and Securicor entered into the March 7, 1996 Letter of Intent pursuant to which SCL, Securicor and Intek propose to merge their wireless communications businesses. See Item 4 "Wireless Communications Merger."

         On September 15, 1995, SCL issued a debenture in favor of Octagon Investment Group and in the original principal amount of $2,500,000 (the "DEBENTURE," a copy of which is attached hereto as EXHIBIT O and incorporated herein in its entirety). The Debenture is due on September 15, 2000 and bears interest at 14% per annum. SCL has the option, after April 5, 1996, to prepay the then outstanding principal and accrued interest on the Debenture by transferring to Octagon shares of the Common Stock. The number of shares of Common Stock necessary to settle any such optional prepayment is determined by dividing the amount then due on the Note by $5.22 and rounding up to the next whole number. From April 5, 1996, the minimum number of shares that SCL could transfer pursuant to such a prepayment election is 510,524 and the maximum number of shares is 922,134. If on any date on or after June 30, 1996, the simple average of (a) the closing price for shares of Common Stock for each day that there has been trading and (b) the simple average of the closing bid and ask prices of Shares for each day on which there has been no trading, for the five consecutive trading days on NASDAQ immediately preceding such date exceeds $10.00 ("Trigger Price") then the holder of the Debenture, on 30 days' written notice to SCL, may declare the principal amount of the Debenture and all accrued and unpaid interest thereon to be immediately due and payable, together with an additional cash amount ("Additional Amount") to be determined as follows:

         The initial Additional Amount is $562,500 for the six-month period beginning March 15, 1996 and increases $562,500 for each additional six-month period to a maximum Additional Amount of $5,062,500 for the six-month period beginning March 15, 2000. Upon receipt of a written notice subsequent to the occurrence of a Trigger Price, the reporting person may elect to prepay the Note in shares of Common Stock without paying the Additional Amount. SCL's contingent obligation to pay an Additional Amount may be deemed to be a separate derivative security.





                              Page 11 of 15 Pages

         On March 28, 1996, SCL borrowed the original principal amount of U.S. $3,000,000 from Quest Capital Corporation, a British Columbia company ("Quest"), pursuant to a Loan Agreement between SCL and Quest (the "Quest Loan Agreement," a copy of which is attached hereto as EXHIBIT P and incorporated herein). In connection with such loan, SCL issued a promissory note dated March 28, 1996, in favor of Quest and in the original principal amount of U.S. $3,000,000 (the "Quest Promissory Note," a copy of which is attached hereto as EXHIBIT Q and incorporated herein). The Quest Promissory Note bears interest at the rate of 12.68% per annum and is due on the earlier of (i) July 28, 1996,
(ii) the occurrence of an event of default, or (iii) the completion by SCL of a public debt financing, a private debt financing to the extent such private debt financing is in excess of C$20,000,000, a private equity financing or a public
equity financing.   To secure SCL's repayment of the Quest Promissory Note and the performance by SCL of all SCL obligations to Quest, SCL:

         a. granted Quest a security interest in all of SCL's present and after acquired personal property pursuant to the terms and provisions of that certain Security Agreement dated March 28, 1996, between SCL and Quest (the "Quest Security Agreement," a copy of which is attached hereto as EXHIBIT R and incorporated herein);

         b. pledged 1,000,000 shares of Common Stock pursuant to the terms of a Pledge Agreement dated March 28, 1996 between SCL and Quest (the "Quest Pledge Agreement," a copy of which is attached hereto as EXHIBIT S and incorporated herein).

        On April 11, 1996, SCL borrowed the original principal amount of U.S. $3,000,000 from Octagon Capital Canada Corporation, a corporation incorporated under the laws of the Province of Ontario, Canada ("OCC"), pursuant to a Loan Agreement between OCC, SCL and Midland (the "OCC Loan Agreement," a copy of which is attached hereto as EXHIBIT T and incorporated herein). In connection with the OCC Loan Agreement, Midland guaranteed SCL's obligations under the Loan Agreement pursuant to a Secured Guaranty, dated April 11, 1996, of
Midland in favor of OCC (the "Midland Secured Guaranty," a copy of which is attached hereto as EXHIBIT U and incorporated herein), and pledged as security for Midland's obligations thereunder substantially all of its assets, as set forth in the Security Agreement, dated as of April 11, 1996, made by Midland in favor of OCC (the "Midland Security Agreement," a copy of which is attached hereto as EXHIBIT V and incorporated herein) and the Pledge Agreement, dated as of April 11, 1996, made by Midland in favor of OCC (the "Midland Pledge Agreement," a copy of which is attached hereto as EXHIBIT W and incorporated herein). Pursuant to the terms of an Assignment Agreement, made April 11, 1996, from OCC to Mees Pierson ICS Limited ("Mees Pierson") (the "Assignment Agreement," a copy of which is attached hereto as EXHIBIT X, and incorporated herein), OCC assigned its rights in the OCC Loan Agreement, the Midland Secured Guaranty, the Midland Security Agreement and the Midland Pledge Agreement to Mees Pierson. Pursuant to the terms of the Loan Agreement, SCL issued a Debenture in the original principal amount of U.S.$3,000,000 in favor of Mees Pierson as assignee of OCC (the "Mees Pierson Debenture," a copy of which is attached hereto as EXHIBIT Y and incorporated herein). The Mees Pierson Debenture bears interest at the rate of 12.68% per annum and is due on October 8, 1996. Pursuant to the terms of the Mees Pierson Debenture, SCL has pledged all of SCL's shares of Common Stock and SCL's rights to acquire shares of Common Stock from Roamer One Holdings, Inc. pursuant to the SCL Option Agreement as collateral to secure SCL's repayment of the Mees Pierson Debenture and the performance by SCL of all of its obligations to Mees Pierson.

        On June 18, 1996, Midland, SCL and Intek executed the Sale of Assets and Trademark License Agreement and on September 19, 1996, Midland, SCL and Intek executed the Amended Agreement and closed the transactions contemplated therein in furtherance of the transactions set forth in the March 7, 1996 Letter of Intent. At the closing of the transactions contemplated in Amended Agreement, Intek acquired the principal assets constituting Midland's U.S. LMR Distribution Business, including the U.S. Trademarks for the consideration described in Item 4 - "WIRELESS COMMUNICATIONS MERGER" of this Schedule 13D. On December 3, 1996, at the closing of the Securicor Transaction, and as additional consideration for the U.S. LMR Distribution Business, Midland acquired 2,195,000 of shares of Common Stock (inclusive of 500,000 shares of Common Stock issued to Midland but retained in escrow pursuant to the Escrow Agreement to provide security to Intek that the benefits of the Hitachi Denshi Supply Agreement would be provided to Intek through May 31, 1997. In addition, if Net Operating Losses incurred by Intek in operating the U.S. LMR Distribution Business from August 1, 1996 through the Interim Period are less than $833,125, Midland will receive additional consideration for its sale of the U.S. LMR Distribution Business to Intek in an amount equal to the difference between $833,125 and actual Net Operating Losses for the Interim Period. Such additional consideration will be paid in shares of Common Stock at the rate of 1 share for each $5.375 of additional consideration. Pursuant to a letter agreement dated November 27, 1996 (the "Net Operating Loss Letter Agreement") between SCL and Intek, such Net Operating Losses will be determined and paid on or before January 31, 1997. A copy of the Net Operating Loss
Letter Agreement is attached hereto as EXHIBIT FF and is incorporated herein in its entirety. As provided in the Amended Agreement, effective with the closing of the Securicor Transaction, Midland terminated its option to acquire all of the outstanding capital stock of Midland USA, Inc., a Delaware corporation and





                              Page 12 of 15 Pages
wholly owned subsidiary of Intek ("MUSA"), for 150,000 shares of Common Stock plus the satisfaction in full of all obligations of MUSA under the credit facility entered into between Securicor Communications Limited and MUSA as of September 19, 1996. Intek has conveyed the assets constituting the U.S. LMR Distribution Business to MUSA as of September 1, 1996. Reference is made to
Item 4 - "WIRELESS COMMUNICATIONS MERGER" of this Schedule 13D.

         In connection with the execution of the Sale of Assets and Trademark License Agreement and the Amended Agreement, SCL, Roamer, Securicor Communications Limited, and Securicor International Limited, a corporation organized under the laws of England and Wales and a wholly owned subsidiary of Securicor, entered into a Voting Agreement pursuant to which each party thereto agreed to vote all of the shares of common stock it owns in favor of the Wireless Communications Merger and, upon consummation of the Wireless Communications Merger, to vote its shares for a two year period after such closing in favor of a designee of Roamer (reasonably acceptable to Intek and Securicor) to the Intek Board of Directors. A copy of the Voting Agreement is attached hereto as EXHIBIT BB and is incorporated herein in its entirety. On or about November 22, 1996, the parties to the Voting Agreement entered into the Amendment to Voting Agreement (a copy of which is attached hereto as EXHIBIT EE and is incorporated herein in its entirety), effective as of November 1, 1996, providing for the Company to vote the Common Stock of the parties to the Voting Agreement as directed by the majority vote of the Common Stock not held by parties to the Voting Agreement.

Pursuant to the terms of the Amended Agreement, on December 3, 1996, Midland, SCL, Intek, Securicor Communications, Securicor International, Roamer One Holdings, Inc., Anglo York Industries, Inc., Choi & Choi, HK Limited and Murray
Sinclair entered into a Registration Agreement providing the parties    thereto
with certain registration rights with respect to Common Stock. A copy of the Registration Rights Agreement is attached hereto as EXHIBIT DD and is incorporated herein in its entirety.

         Except as set forth in this Item 6 and except for the Letter of Intent and the proposed sale of a portion of the 220,500 shares described in Item 4 above, as to which no written agreements have been entered into, neither SCL nor, to the best of SCL's knowledge, any person identified in Item 2 hereto has any contracts, arrangements, understandings or relationships with any person with respect to any securities of Intek.

ITEM 7.  EXHIBITS.

   Exhibit A     SCL Option Agreement (incorporated by reference to Exhibit K to the reporting person's Amendment No. 8 on Form 13D).

   Exhibit B     Letter of Intent, dated March 7, 1996, among SCL, Intek and
                 Securicor (incorporated herein).

   Exhibit C     Joint Press Release dated March 8, 1996 announcing the
                 proposed Wireless Communications Merger (incorporated herein).

   Exhibit D     Letter of Intent, dated February 3, 1994, among SCL, Roamer and Intek (incorporated by reference to Exhibit A to the reporting person's initial report on Form 13D, filed on March
                 7, 1994).

   Exhibit E     Press Release of SCL, Roamer and Intek dated February 7, 1994
                 (incorporated by reference to Exhibit B to the reporting person's initial report on Form 13D, filed on March 7, 1994).

   Exhibit F     Amendment to Letter of Intent, dated March 29, 1994, among
                 SCL, Roamer and Intek (incorporated by reference to Exhibit C to the reporting person's Amendment No. 1 on Form 13D, filed on March 31, 1994).

   Exhibit G     Merger Agreement, dated April 20, 1994, among Simrom, Romnet and Intek (incorporated by reference to Exhibit D to the reporting person's Amendment No. 2 on Form 13D, filed on July
                 22, 1994).

   Exhibit H     Purchase Agreement dated June 30, 1994 (incorporated by
                 reference to Exhibit M to the reporting person's Amendment No.
                 9 on Form 13D, filed on July 10, 1995).

   Exhibit I     Employee Option Agreement (incorporated by reference to
                 Exhibit I to the reporting person's Amendment No. 4 on Form 13D, filed on April 19, 1995).

   Exhibit J     SCL/Roamer One Holdings Pledge Agreement (incorporated by
                 reference to Exhibit L to the reporting person's Amendment No.
                 8 on Form 13D, filed on June 26, 1995).





                              Page 13 of 15 Pages

   Exhibit K     Memorandum of Understanding (incorporated by reference to
                 Exhibit E to the reporting person's Amendment No. 4 on Form
                 13D, filed on October 3, 1995).

   Exhibit L     EC Option Agreement (incorporated by reference to Exhibit G to the reporting person's Amendment No. 4 on Form 13D, filed on April 19, 1995).

   Exhibit M     EC Pledge Agreement (incorporated by reference to Exhibit H to the reporting person's Amendment No. 4 on Form 13D, filed on April 19, 1995).

   Exhibit N     Bradley Option Agreement (incorporated by reference to Exhibit
                 J to the reporting person's Amendment No. 6 on Form 13D, filed on June 5, 1995).

   Exhibit O     Debenture (incorporated herein).

   Exhibit P     Loan Agreement between SCL and Quest dated the 28th day of
                 March, 1996 (incorporated herein).

   Exhibit Q     Promissory Note of SCL dated March 28, 1996, in favor of Quest and in the original principal amount of U.S. $3,000,000
                 (incorporated herein).

   Exhibit R     Security Agreement dated March 28, 1996 between SCL and Quest
                 (incorporated herein).

   Exhibit S     Stock Pledge Agreement dated March 28, 1996 between SCL and
                 Quest (incorporated herein).

   Exhibit T     Loan Agreement between OCC, SCL and Midland dated the 11th day of April, 1996 (incorporated herein).

   Exhibit U     Secured Guaranty dated April 11, 1996 of Midland in favor of
                 OCC (incorporated herein).

   Exhibit V Security Agreement dated as of April 11, 1996 made by Midland in favor of OCC (incorporated herein).

   Exhibit W     Pledge Agreement dated as of April 11, 1996 made by Midland in favor of OCC (incorporated herein).

   Exhibit X Assignment Agreement made April 11, 1996 from OCC to Mees Pierson ICS Limited (incorporated herein).

   Exhibit Y     Debenture of SCL dated April 11, 1996, in favor of Mees
                 Pierson and in the original principal amount of $3,000,000
                 (incorporated herein).

   Exhibit Z     Sale of Assets and Trademark License Agreement dated June 18,
                 1996 among Intek, SCL and Midland (incorporated herein).

   Exhibit AA    Press Release dated June 18, 1996 (incorporated herein).

   Exhibit BB    Voting Agreement dated June 18, 1996 among SCL, Midland,
                 Roamer, Securicor Communications and Securicor International
                 (incorporated herein).

   Exhibit CC    Amended and Restated Sale of Assets and Trademark Agreement
                 dated September 19, 1996 among Intek, SCL and Midland
                 (incorporated herein).

   Exhibit DD    Registration Rights Agreement dated December 3, 1996 among
                 SCL, Midland, Roamer, Securicor Communications, Securicor
                 International, Roamer One Holdings, Inc., Choi & Choi, HK
                 Limited, Anglo York Industries, Inc. and Murray Sinclair.

   Exhibit EE    Amendment to Voting Agreement among SCL, Midland, Roamer,
                 Securicor Communications and Securicor International.

   Exhibit FF    Letter Agreement dated November 27, 1996 between SCL and Intek amending the Amended Agreement with respect to Net Operating
                 Loss Shares.





                              Page 14 of 15 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                  SIMMONDS CAPITAL LIMITED



                  December 10, 1996
                  ------------------------------------------------------
                                           (Date)


                  /s/ David O'Kell
                  -------------------------------------------------------
                                         (Signature)


                  David C. O'Kell, Executive Vice President and Secretary
                  -------------------------------------------------------
                                        (Name/Title)





                              Page 15 of 15 Pages